Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2011 FINANCIAL RESULTS AND REITERATES ITS COMMITMENT TO ITS $0.93 PER UNIT ANNUAL DISTRIBUTION GUIDANCE.

ATHENS, Greece, January 31, 2012 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today released its financial results for the fourth quarter of 2011 ended December 31, 2011.

The Partnership’s net income for the quarter ended December 31, 2011 was $1.0 million, or $0.02 per limited partnership unit, which is $1.48 lower than the $1.50 per unit from the previous quarter ended September 30, 2011 and $0.04 lower than the $0.06 per unit in the fourth quarter of 2010. The Partnership’s net income was primarily affected by the weak voyage charter results of a number of the crude vessels that were acquired as part of the acquisition of Crude Carriers Corp. (“Crude Carriers”), which was completed on September 30, 2011. For the third quarter of 2011, the Partnership’s reported net income included a $65.9 million gain from bargain purchase related to the excess of the fair value of the Crude Carriers net assets acquired over their purchase price under the definitive merger agreement between Crude Carriers and the Partnership.

Operating surplus for the quarter ended December 31, 2011 was $15.8 million, which is $5.5 million higher than the $10.3 million from the third quarter of 2011 and $6.8 million higher than the $9.0 million from the fourth quarter of 2010. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please refer to the attached Appendix A, for a reconciliation of this non-GAAP measure to net income.)

Revenues for the fourth quarter of 2011 were $44.0 million, compared to $29.0 million in the fourth quarter of 2010. The Partnership’s revenues reflect the increased fleet size following the acquisition of Crude Carriers.

Total expenses for the fourth quarter of 2011 were $35.3 million compared to $18.5 million in the fourth quarter of 2010, as a result of the increased voyage expenses as a number of the crude vessels acquired as part of the acquisition of Crude Carriers were operating under voyage charters during the quarter, higher operating expenses as a result of the higher number of vessels in the fleet and higher general and administrative expenses. The operating expenses for the fourth quarter of 2011 included a $7.8 million charge by a subsidiary of our Sponsor, Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”), for the commercial and technical management of our fleet under the terms of our management agreements. The operating expenses for the fourth quarter of 2011 also consist of $12.3 million in depreciation and $2.4 million in general and administrative expenses, which include a $0.8 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plan and a $0.1 million charge in connection with the merger with Crude Carriers and the preparation of the proxy statement on Form F-4 filed with the Securities and Exchange Commission.

Total other non-operating (expense) net for the fourth quarter of 2011 amounted to $7.6 million compared to $8.1 million for the fourth quarter of 2010. Total other non-operating (expense) net for the quarter reflected a $1.0 million gain on the Partnership’s interest rate swap agreements as a result of the change in the fair value of certain of these agreements.

As of December 31, 2011, the Partnership’s total debt had increased by $159.6 million to $633.6 million compared to long-term debt of $474.0 million as of December 31, 2010. The increase in long term debt reflects the addition of Crude Carriers’ $134.6 million of outstanding indebtedness which was refinanced under the Partnership’s $350.0 million revolving facility, which is non-amortizing until June 2013, and $25.0 million in indebtedness incurred in relation to the acquisition of the M/V ‘Cape Agamemnon’ in June 2011. Following the issuance of approximately 25.0 million units for the acquisition of Crude Carriers in a unit-for-share transaction, whereby Crude Carriers became a wholly-owned subsidiary of the Partnership, and the issuance of 7.1 million units to Capital Maritime in connection with the acquisition of the M/V ‘Cape Agamemnon’ in June 2011, the Partners’ capital stood at $517.3 million as of December 31, 2011, which is $277.6 million higher than the Partners’ capital as of December 31, 2010.

Fleet Developments

On November 21, 2011, the Partnership announced that the M/T ‘Achilleas’ (297,863 dwt, built 2010 Universal Shipbuilding Corp., Japan) has secured employment with Capital Maritime for a maximum charter term of up to 3 years. The first 12 months of the time charter earn a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months. CMTC has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements. The Conflicts Committee of the Partnership unanimously approved the charter which commenced on January 6, 2012.

The Partnership also announced on the same date that it has amended certain terms of the charter of the M/V ‘Cape Agamemnon’ (179,221 dwt, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea) to COSCO Bulk. At the request of the charterer, the Partnership agreed to a fixed rate of $42,200 gross per day from November 2011 through the end of its time charter to COSCO Bulk in June 2020. The Partnership stands to gain an additional $1.8 million in charter revenues over the duration of the charter, when compared to the original agreement of $53,100 per day until July 2015 and $33,100 gross per day from July 2015 until the end of the term.

On January 13, 2012, the Partnership announced that the M/T Agamemnon II (51,238 dwt, built 2008 STX Offshore & Shipbuilding Co., South Korea) was fixed to BP Shipping at a daily charter rate of $14,000 net for 12 months (+/- 1 month). The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The new charter rate commenced on January 24, 2012, with earliest expected redelivery at the end of December 2012.

On the same date, the Partnership also announced that the M/T Ayrton II (51,260 dwt, built 2009 STX Offshore & Shipbuilding Co., South Korea) was fixed to BP Shipping for 24 months (+/- 1 month) at a daily charter rate of $14,000 net for the first 12 month period and at a daily charter rate of $15,000 net for the second 12 month period. The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The new charter rate will commence upon redelivery from the vessel’s current charter, expected in April 2012, with earliest expected redelivery in March 2014.

Lastly, the M/T Amore Mio II (159,924 dwt, 2001 Daewoo, South Korea) was fixed at a gross daily charter rate of $18,250 to Capital Maritime for 11-14 months (+/- 30 days). The charter commenced on December 18, 2011, upon redelivery from the previous charter, and the earliest expected redelivery under the charter is October 2012. The Conflicts Committee of the Partnership unanimously approved the charter.

Following the commencement of the above charters, the Partnership’s charter coverage of total fleet days is estimated at 77% for 2012.

Market Commentary

Overall, the product tanker spot market improved during the fourth quarter of 2011 when compared to the previous quarter, as a result of increased activity in most clean markets driven mainly by the Transatlantic route, as well as increasing momentum in the East clean markets. Clean spot rates saw a further improvement in the Atlantic towards the end of the quarter, posting a strong end to the year on the back of improving fleet utilization and increased seasonal demand.

The period charter market remained robust with increased activity for both shorter and longer term employment with a number of traders and operators seeking longer term charter coverage. As a result, period charter fixtures in 2011 for one year or longer employment for Medium Range (‘MR’) and handy product tankers experienced a significant increase in activity and at generally higher rates when compared to 2010.

The product tanker order book experienced substantial slippage during 2011, as approximately 56% of the expected MR and handy size tanker new buildings were not delivered on schedule. Analysts estimate that net fleet product tanker growth for 2011 was between 2-3%. We believe the current product tanker order book going forward is amongst the lowest in the shipping industry given the attractive industry fundamentals.

The crude tanker spot charter market for both VLCCs and Suezmaxes saw a seasonal improvement in the fourth quarter. Increased activity out of the Middle Eastern Gulf and West Africa to the East, as well as delays in the Bosporus straits, supported a higher rate environment.

The crude tanker long term period market remained illiquid, as charterers’ expectations for the short term spot market prospects remain uncertain and owners are unwilling to fix long term period charters at historically low levels.

The crude tanker order book continued to experience substantial slippage during 2011, as approximately 31% of the expected crude tanker newbuilding deliveries for the year have not materialized. Industry analysts expect the crude tanker order book slippage and cancellations to remain substantial going forward due to the weak spot market, the soft shipping finance environment and downward pressure on asset values.

Quarterly Cash Distribution

On January 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the fourth quarter of 2011, in line with management’s annual guidance. The fourth quarter 2011 distribution will be paid on February 15, 2012 to unit holders of record on February 7, 2012.

The total distributions of $0.93 paid during 2011 qualify fully as return of capital for our U.S. based unitholders, according to our advisors.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented: “2011 was a transformative year for the Partnership. The completion of the merger with Crude Carriers in September 2011, along with the acquisition of the Cape Agamemnon with an attractive long-term charter in June 2011, have strengthened the Partnership’s balance sheet, thereby increasing our financial flexibility and laying a solid basis for distribution growth going forward.

“Moreover, in line with our stated commitment to employ our vessels in the period charter market, thus offering cash flow visibility to our investors, we have successfully chartered for long term period four of our crude tanker vessels operating in the spot market at the time of the completion of the merger, further improving the long term charter coverage of our fleet. We intend to fix the remaining one crude tanker vessel currently operating in the spot market in the coming months as opportunities arise, in order to eliminate the Partnership’s remaining crude tanker spot market exposure.”

Mr. Lazaridis continued: “During the fourth quarter we enjoyed an improved environment for the product tanker market. The improved supply demand balance, due to the expected low number of newbuilding product tanker deliveries in 2012, as well as the healthy number of period fixtures observed in the product tanker market, make us increasingly optimistic about the medium term outlook of our cash flows.

“Given all of the above, we take this opportunity to reiterate our commitment to our annual distribution guidance of $0.93 per unit.”

Conference Call and Webcast

Today, Tuesday, January 31, 2012 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), 0(871) 700-0345 (from the UK) or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 7, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(845) 245-5205; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 43146607#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding the current and future employment of our vessels, redelivery dates and charter rates, timing during which we will charter our remaining crude carrier vessel, expected fleet coverage for 2012, newbuilding deliveries and market and rate expectations as well as expectations regarding our cash flow outlook, quarterly distribution and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950 j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended December 31,		For the years ended December 31,
	2011	2010	2011	2010
Revenues	$31,810	$24,859	$98,517	$113,562
Revenues – related party	12,144	4,146	31,799	11,030
Total Revenues	43,954	29,005	130,316	124,592

Expenses:
Voyage expenses	8,620	1,170	11,565	7,009
Voyage expenses – related party	165	—	165	—
Vessel operating expenses - related party	7,752	7,940	30,516	30,261
Vessel operating expenses	4,107	—	4,949	1,034
General and administrative expenses	2,378	1,270	10,609	3,506
Depreciation	12,253	8,116	37,214	31,464

Operating income	8,679	10,509	35,298	51,318

Non operating income (expense), net:
Gain from bargain purchase	—	—	82,453	—

Other non operating income (expense), net:
Interest expense and finance cost	(9,001)	(8,331)	(33,820)	(33,259)
Gain on interest rate swap agreement	1,043	—	2,310	—
Interest and other income	318	212	879	860

Total other non operating (expense), net	(7,640)	(8,119)	(30,631)	(32,399)

Net income	1,039	2,390	87,120	18,919

Less:
Net (income) attributable to CMTC operations	—	—	—	(983)

Partnership’s net income	$1,039	$2,390	$87,120	$17,936

General Partner’s interest in Partnership’s net income	$21	$48	$1,742	$359
Limited Partners’ interest in Partnership’s net income	$1,018	$2,342	$85,378	$17,577
Net income per:
• Common units (basic and diluted)	0.02	0.06	1.78	0.54
Weighted-average units outstanding:
• Common units (basic and diluted)	68,182,501	37,150,983	47,138,336	32,437,314

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2011	As of December 31, 2010
Assets
Current assets
Cash and cash equivalents	$53,370	$32,471
Trade accounts receivable	3,415	2,305
Due from related parties	—	2
Prepayments and other assets	1,496	278
Inventories	4,010	83

Total current assets	62,291	35,139

Fixed assets
Vessels, net	1,073,986	707,339

Total fixed assets	1,073,986	707,339

Other non-current assets
Above market acquired charters	51,124	8,062
Deferred charges, net	2,138	2,462
Restricted cash	6,750	5,250

Total non-current assets	1,133,998	723,113

Total assets	1,196,289	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt	$18,325	$—
Trade accounts payable	8,460	526
Due to related parties	10,572	4,544
Accrued liabilities	2,286	898
Deferred revenue	7,739	3,207
Derivative instruments	8,255	—

Total current liabilities	55,637	9,175

Long-term liabilities
Long-term debt	615,255	474,000
Deferred revenue	3,649	2,812
Derivative instruments	4,422	32,505

Total long-term liabilities	623,326	509,317

Total liabilities	678,963	518,492

Partners’ capital	517,326	239,760

Total liabilities and partners’ capital	$1,196,289	$758,252

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$87,120	$18,919
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	37,214	31,464
Gain from bargain purchase	(82,453)	—
Amortization of deferred charges	809	552
Amortization of above market acquired charters	5,489	938
Equity compensation expense	2,455	782
Gain on interest rate swap agreement	(2,310)	—
Changes in operating assets and liabilities:
Trade accounts receivable	7,211	(2,717)
Due from related parties	2	6
Prepayments and other assets	(589)	230
Inventories	5,576	237
Trade accounts payable	(4,600)	118
Due to related parties	(4,507)	(570)
Accrued liabilities	(247)	(409)
Deferred revenue	5,369	501

Net cash provided by operating activities	56,539	50,051

Cash flows from investing activities:
Vessel acquisitions	(27,003)	(99,842)
Acquisition of above market bare-boat charter	—	(9,000)
Additions to restricted cash	(1,500)	(750)
Cash and cash equivalents acquired in business acquisition	11,847	—
Purchase of short term investments	—	(81,729)
Maturity of short term investments	—	112,119

Net cash used in investing activities	(16,656)	(79,202)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	1,470	105,273
Expenses paid for issuance of Partnership units	—	(1,533)
Proceeds from issuance of long-term debt	159,580	—
Payments of long-term debt	(134,580)	—
Payments of related-party debt/financing	—	(1,556)
Loan issuance costs	(338)	—
Excess of purchase price over book value of vessels acquired from entity under common control	—	(10,449)
Dividends paid	(45,116)	(33,665)

Net cash (used in) / provided by financing activities	(18,984)	58,070

Net increase in cash and cash equivalents	20,899	28,919
Cash and cash equivalents at beginning of period	32,471	3,552

Cash and cash equivalents at end of period	53,370	32,471

Supplemental Cash Flow Information
Cash paid for interest	$32,210	$31,860
Non-Cash Investing and Financing Activities
Net liabilities assumed by CMTC upon contribution of vessels to the Partnership	—	$31,844
Units issued to acquire vessel-owning company of Cape Agamemnon	$57,056	—
Capitalized vessel costs included in liabilities	$252	$175
Acquisition of above market time charter	$48,551	—
Reduction in deferred offering expenses	—	$107
Change in payable offering expenses	—	$31
Crude Carriers net assets at the completion of the merger	211,144	—
Units issued according to the Merger Agreement to acquire Crude Carriers	$155,559	—
Fair value of Crude Carriers’ Equity Incentive Plan attributable to precombination services	$1,505	—

Supplemental information to the Unaudited Condensed Consolidated Statements of Cash Flows

On September 30, 2011 the Merger Agreement between the Partnership and Crude Carriers was successfully completed. As the Merger Agreement was a unit for share transaction with an exchange ratio of 1.56 Partnership common units for each Crude Carriers share, no cash consideration was paid thus the following assets and liabilities of Crude Carriers are not included in the Partnership’s unaudited condensed consolidated statement of cash flows for the year ended December 31, 2011.

For the year ended December 31, 2011
Trade accounts receivable	$8,321
Prepayments and other assets	629
Inventories	9,503
Vessels	351,750

Total assets	370,203

Trade accounts payable	$12,497
Due to related parties	10,457
Accrued liabilities	1,525
Long term debt	134,580

Total liabilities	159,059

Crude Carriers net assets	$211,144

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, deferred revenue, equity compensation expense and unrealized gain and losses. In prior periods the Partnership designated a separate reserve in its calculation of Operating Surplus for “Replacement Capital Expenditures.” The intent of this reserve is to invest, rather than distribute, an amount of cash flow each quarter so that the Partnership will be able to replace vessels in its fleet as those vessels reach the end of their useful lives. Based on current estimates of future vessel replacement costs, prior levels of Replacement Capital Expenditure reserves and investment returns from previous Replacement Capital Expenditure reserves, the Board of Directors has determined not to reserve additional Replacement Capital Expenditures for the fourth quarter. The Board of Directors will continue to review its Replacement Capital Expenditure requirements on a quarterly basis. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended December 31, 2011.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2011
Net income	$1,039
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,211
Deferred revenue	2,570

OPERATING SURPLUS	15,820

Reduction on recommended reserves	638

AVAILABLE CASH	$16,458